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                                                                   Exhibit 99.2

                               DIGITAL RIVER, INC.
                        INCENTIVE STOCK OPTION AGREEMENT
                        UNDER THE 1998 STOCK OPTION PLAN

     THIS AGREEMENT is made as of _________________, between DIGITAL RIVER, INC., a Delaware corporation (the "Company"), and ____________________ (the "Optionee").

     THE PARTIES AGREE AS FOLLOWS:

     1. OPTION GRANT. The Company hereby grants to the Optionee an option (the "Option") to purchase the number of shares of the Company's voting common stock (the "Shares"), for an exercise price per share (the "Option Price") and based upon a Grant Date, all as set forth below:

     Shares Under Option:
     Option Price Per Share:
     Grant Date:
     Vesting Schedule (Cumulative):

     The Option will be subject to all of the terms and conditions set forth herein and in the Company's 1998 Stock Option Plan (the "Option Plan"), a copy of which is attached hereto and incorporated herein by reference. The Option granted hereunder will be an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended.

     2. STOCKHOLDER RIGHTS. No rights or privileges of a stockholder in the Company are conferred by reason of the granting of the Option. Optionee will not become a stockholder in the Company with respect to the Shares unless and until the Option has been properly exercised and the Option Price fully paid as to the portion of the Option exercised.

     3. TERMINATION. Subject to earlier termination as provided in the Option Plan, this Option will expire, unless previously exercised in full, on the date ten (10) years from the Grant Date, or on the date five (5) years from the grant date if the Optionee is a greater than 10% stockholder on the Grant Date.

     4. TERMS OF THE OPTION PLAN. The Optionee understands that the Option Plan includes important terms and conditions that apply to this Option. Those terms include (without limitation): important conditions to the right of the Optionee to exercise the Option; important restrictions on the ability of the Optionee to transfer the Option or to transfer Shares received upon exercise of the Option; and early termination of the Option following the occurrence of certain events, including the Optionee no longer being an employee, director or consultant to or of the Company or its subsidiaries. The Optionee acknowledges that he or she has read the Option Plan, agrees to be bound by its terms, and makes each of the representations required to be made by the Optionee under it.

     5. DISQUALIFYING DISPOSITION. Disposal or transfer of the Shares by the Optionee within two (2) years from the Grant Date of the Option or within one (1) year after the exercise

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of the Option shall terminate the application of the provisions of Section
422 of the Internal Revenue Code of 1986, as amended, and the federal tax advantages therefrom.

     6. MISCELLANEOUS. This Agreement (together with the Option Plan) sets forth the complete agreement of the parties concerning the subject matter hereof; superseding all prior agreements, negotiations and understandings. This Agreement will be governed by the laws of the State of Minnesota irrespective of such state's choice of law provisions, and may be executed in counterparts.

     The parties hereby have entered into this Agreement as of the date set forth above.

                                            DIGITAL RIVER, INC.

                                            By:
                                               --------------------------------
                                            Title:   Secretary

                                            "OPTIONEE"


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Attachments:   (1)  1998 Stock Option Plan
               (2)  Notice of Exercise and Investment Representation


                                      2.